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                          May 9, 2023

       David M. Flair
       Co-President and Chief Executive Officer
       BV Financial, Inc.
       7114 North Point Road
       Baltimore, Maryland 21219

                                                        Re: BV Financial, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 24,
2023
                                                            File No. 333-270496

       Dear David M. Flair:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Our inability to generate core deposits may cause us to rely more heavily on wholesale funding strategies, page 18

   1. We note your response to prior comment 8 and reissue in part. Consistent with your disclosure on pages 30
and 33, please expand your risk factor to further clarify the significant increase in
your dependence on Federal Home Loan Bank borrowings. In this regard, we note the
trend in increased borrowings from $12.0 million at December 31,
                                                        2022 to $37.5 million
at March 31, 2023.

             You may contact Michael Henderson at 202-551-3364 or Robert Klein, Accounting
       Branch Chief, at 202-551-3847 if you have questions regarding comments on the financial
 David M. Flair
BV Financial, Inc.
May 9, 2023
Page 2

statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez,
Office Chief, at 202-551-3536 with any other questions.



FirstName LastNameDavid M. Flair                          Sincerely,
Comapany NameBV Financial, Inc.
                                                          Division of
Corporation Finance
May 9, 2023 Page 2                                        Office of Finance
FirstName LastName